FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 26, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

December 26, 2014

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that it has received notification of the acquisition of 186,790 ordinary shares of MTS from Mr. Andrei Dubovskov, President and CEO of MTS.

The acquisition of shares was made through a series of transactions on December 16, 2014, at prices ranging from RUB 169.20 to 179.85.  As a matter of record, persons deemed insiders by the Company are restricted to transactions involving the Company’s securities during pre-determined ‘open periods’ as defined by internal company policies.  Following the publication of Q3 2014 financial and operating results on November 25, 2014, Mr. Dubovskov and other insiders were informed of the duration of the next open period, which began on November 28 and closed on December 17, 2014.

Furthermore, on December 17, 2014, Mr. Dubovskov acquired an economic interest in 100,000 MTS American Depositary Shares (“ADSs”) by entering into contracts for difference, or CFD, arrangement with a counterparty. The value of the ADSs at the time of the acquisition was USD 655,770.25. As a result of this transaction, Mr. Dubovskov effectively acquired all rights and obligations with respect to owning the ADSs, except that he did not acquire the voting rights, as those remain with his counterparty.

Mr. Dubovskov now directly owns 202,410 MTS shares and has an economic interest in a further 100,000 ADSs by virtue of the CFD transaction.

Upon the acquisition of ordinary shares, Mr. Dubovskov increased his voting rights from 0.00076% to 0.0098% in the Company.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: December 26, 2014